Nationwide Mutual Funds
One Nationwide Plaza
Mail Code 05-02-210
Columbus, OH 43215

October 22, 2024

VIA EDGAR SUBMISSION
Filing Desk
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Nationwide Mutual Funds (the “Registrant”)
File No. 333-282323
Rule 473 Filing

Ladies and Gentlemen:
Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-282323) (the “Registration Statement”) relating to the proposed reorganization of Nationwide Destination 2025 Fund, a series of the Registrant, into Nationwide Destination Retirement Fund, also a series of the Registrant.  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on September 25, 2024 (Accession No. 0001680359-24-000320) pursuant to Rule 488 under the Securities Act.
The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the city of Columbus, and State of Ohio, on this 22nd day of October, 2024.
Please direct questions or comments relating to this filing to Michael Schapiro, Esquire at (202) 507-5163 or, in his absence, to Jessica D. Burt, Esquire at (202) 419-8409.

Very truly yours,

/s/ Allan J. Oster
Allan J. Oster, Esquire